Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300


06015972

2 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,



Michael Scott
Manager Secretariat and Shareholder Relations

Enc.



2 August 2006

Tabcorp responds to ACCC announcement

Tabcorp Holdings Limited acknowledges today's announcement from the Australian Competition and Consumer Commission relating to its takeover offer for UNiTAB.

Following its initial market inquiry process, the ACCC has released a Statement of Issues which provides the opportunity for Tabcorp and other interested parties to comment on the issues raised by the Commission relating to the takeover.

In releasing its Statement of Issues, the ACCC is following its standard merger guidelines and Tabcorp respects its role in these matters.

The issues which are raised in the Statement of Issues are areas which Tabcorp has been discussing with the ACCC and there is nothing in the Statement of Issues which is unexpected by Tabcorp. Tabcorp notes that the only "issue of concern" identified by the ACCC in its Statement of Issues relates to pooling arrangements between TABs.

Tabcorp has offered a detailed undertaking which seeks to address perceived concerns in relation to this issue. The undertaking provides for non-discrimination and increased flexibility in pooling arrangements in the future between SuperTAB participants and others (subject to appropriate racing industry and Government approvals).

Tabcorp's Managing Director and Chief Executive Officer Matthew Slatter said: "When compared with the Tattersall's proposal, Tabcorp's takeover offer provides UNiTAB shareholders with a higher implied value per UNiTAB share, the opportunity to receive more cash, a greater expected increase in earnings and dividends per share, less exposure to the earnings risk associated with the renewal of key licences and greater international opportunities."

The ACCC has indicated that it intends to announce a final decision in this matter on 16 August.

Mr Slatter said that he was pleased that the ACCC's consideration would be finalised in a very short period and prior to the UNiTAB shareholders meeting on 21 August 2006.

For further information please contact:

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

* * * * * * *

At Tabcorp
Media: Bruce Tobin
General Manager Corporate Affairs
Tel (03) 9868 2508

At Cannings
Media: Nigel Kassulke and Peter Brookes
Tel (02) 9252 0622

At UBS
Peter Scott
Managing Director
Tel (03) 9242 6273

Kelvin Barry
Director
Tel (03) 9242 6248

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

20 July 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

UNiTAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.5 PTY LTD
EXTENSION OF OFFER PERIOD

Tabcorp Investments No.5 Pty Ltd (***Bidder***), a wholly owned subsidiary of Tabcorp Holdings Limited, has extended the offer period under its takeover bid (***Bid***) for UNiTAB Limited (***UNiTAB***). The offer period is now scheduled to close at 7.00 pm (Melbourne time) on 30 August 2006.

Attached in this regard are copies of the following documents:

- a notice by Bidder, pursuant to section 650D of the *Corporations Act 2001* (Cth) (***Act***), giving notice of the extension of the offer period;
- a notice by Bidder, pursuant to section 630(2) of the Act, which confirms that 22 August 2006 is the new date for giving notice as to the status of conditions of the offer under its bid;
- a letter to UNiTAB shareholders in relation to the extension of the offer period; and
- a notice setting out the information required by ASX Listing Rule 3.2 regarding Bidder's relevant interests in UNiTAB.

Kerry Willcock
Executive General Manager – Corporate and Legal

Tabcorp Investments No.5 Pty Ltd (ABN 72 105 341 366)

(a wholly owned subsidiary of Tabcorp Holdings Limited (ABN 66 063 780 709))

Notice under section 650D(1) of the *Corporations Act 2001* (Cth)

NOTICE OF VARIATION – EXTENSION OF OFFER PERIOD

To:
1. Australian Securities and Investments Commission (***ASIC***)
2. UNiTAB Limited (ABN 84 085 691 738) (***UNiTAB***)
3. The holders of ordinary shares in UNiTAB to whom the Offers referred to below have been made

This Notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Act***) by Tabcorp Investments No.5 Pty Ltd (***Bidder***) in relation to the offers dated 21 June 2006 (the ***Offers***) under Bidder's takeover bid for all of the ordinary shares in UNiTAB, which are contained in the replacement bidder's statement from Bidder dated 14 June 2006 (the ***Bidder's Statement***).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers remain open for acceptance by a period of 33 days, thereby extending the closing date for the Offers to 7.00 pm (Melbourne time) on 30 August 2006 (unless further extended).

Pursuant to section 630(2)(a) of the Act, the date for giving the notice as to the status of the defeating conditions to which the Offers are subject is correspondingly postponed to 22 August 2006.

This variation has the effect of postponing, for more than 1 month, the time when Bidder must meet its obligations under the Offers to those shareholders who have validly accepted the Offers on or before the date of this Notice. As a result, under section 650E of the Act, those shareholders may withdraw their acceptance of the Offer by giving notice to Bidder within 1 month beginning on the day after the day on which they first receive a copy of this Notice.

Any notice by a shareholder withdrawing their acceptance of an Offer under section 650E of the Act must:

- if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for that CHESS Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the relevant shares have been reserved; or
- in any other case, be in writing to Bidder.

Any shareholder withdrawing their acceptance of an Offer must also return, in accordance with section 650E of the Act, any consideration that they have received before their withdrawal in relation to their acceptance of an Offer.

If a shareholder withdraws an acceptance of an Offer in this manner and is legally entitled to do so, Bidder must, in accordance with section 650E of the Act:

- return to the shareholder any documents that were sent by the shareholder to Bidder with their acceptance of the Offer; and
- if the shareholder's shares are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those shares from the Offer Accepted Subposition in which the CHESS Holding has been reserved.

Words defined in the ASTC Settlement Rules (being the operating rules of the settlement facility provided by ASX Settlement and Transfer Corporation Pty Ltd) have the same meaning when used in this Notice, unless the context requires otherwise.

A copy of this Notice was lodged with ASIC on 20 July 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this Notice.

Dated 20 July 2006

Signed on behalf of **Tabcorp Investments No.5 Pty Ltd** pursuant to a unanimous resolution of the directors:



Matthew Slatter
Director

Corporations Act 2001 (Cth)
Section 630(2)

Notice Confirming the New Date for the Giving of Notice as to the Status of the Offer Conditions

Tabcorp Investments No.5 Pty Ltd (ABN 72 105 341 366) (***Bidder***) gives notice under section 630(2)(b) of the *Corporations Act 2001* (Cth) that:

(a) the date for giving notice as to the status of the conditions of the Offers dated 21 June 2006 made in accordance with the replacement bidder's statement dated 14 June 2006 (the ***Bidder's Statement***), in relation to the takeover bid by Bidder for all of the ordinary shares in UNiTAB Limited, has been postponed to 22 August 2006; and

(b) none of the conditions set out in section 10.7 of the Bidder's Statement has been fulfilled (so far as Bidder knows), and the Offers have not been freed from any of those conditions, as at the date of this Notice.

Dated 20 July 2006



Matthew Slatter
Director
For and on behalf of Tabcorp Investments No.5 Pty Ltd

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

20 July 2006

Dear UNiTAB Shareholder

You should now have received your copy of the Bidder's Statement (and Acceptance Form) regarding Tabcorp's offer for all of your shares in UNiTAB.

Tabcorp advises that it has extended the offer period and the offer is now scheduled to close at 7.00pm (Melbourne time) on 30 August 2006 (unless further extended). A formal notice of extension is enclosed.

If you have not yet accepted Tabcorp's offer, we urge you to do so as soon as possible. If you require a new acceptance form, or have any other questions in relation to Tabcorp's offer, please contact the Tabcorp offer information line on 1800 639 707 (toll-free from within Australia) or +61 3 9415 4332 (from outside Australia).

If you have already accepted Tabcorp's offer in respect of your UNiTAB shareholding, you are not required to take any further action.

Yours sincerely



Michael Robinson
Chariman

ASX Listing Rules

Notice under Listing Rule 3.2

Tabcorp Holdings Limited (ABN 66 063 780 709), the holding company of Tabcorp Investments No.5 Pty Ltd (ABN 72 105 341 366) (***Bidder***), gives notice of the following information as required by ASX Listing Rule 3.2:

1. The offer period in respect of the offers dated 21 June 2006 (***Offers***) made in accordance with Bidder's replacement bidder's statement dated 14 June 2006 in relation to the off-market bid for all of the ordinary shares in UNiTAB Limited (ABN 84 085 691 738) (***UNiTAB***) has been extended to 7.00 pm (Melbourne time) on 30 August 2006 (unless further extended).
2. Bidder and its associates had a relevant interest in 0% of the ordinary shares of UNiTAB, being the bid class securities under the Offers, when the first of the Offers was made.
3. Bidder and its associates had a relevant interest (pursuant to acceptances of the Offers) in approximately 0.76% of the ordinary shares of UNiTAB, being the bid class securities under the Offers, at the start of business today (being the date of the extension of the offer period).

Dated 20 July 2006

Kerry Willcock
For and on behalf of Tabcorp Holdings Limited